811 Main Street, Suite 2500 | Houston, TX 77002 | T 713.821.7000 | F 713.821.7001
Holland & Knight LLP | www.hklaw.com

Douglas C. Lionberger 713.244.8221 doug.lionberger@hklaw.com

May 16, 2024

VIA EDGAR

Mr. Ruairi Regan
Ms. Pam Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enphys Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed May 6, 2024 File No. 001-40879

Dear Mr. Regan and Ms. Pam Long:

On behalf of Enphys Acquisition Corp. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 13, 2024, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), which was filed with the Commission on May 6, 2024.

Concurrent with the submission of this letter, we are publicly filing the Definitive Proxy Statement on Schedule 14A. For convenience, the Staff’s comments have been restated below in bold type and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 15

Atlanta | Austin | Birmingham | Boston | Century City | Charlotte | Chattanooga | Chicago | Dallas | Denver | Fort Lauderdale
Houston | Jacksonville | Los Angeles | Miami | Nashville | Newport Beach | New York | Orlando | Philadelphia
Portland | Richmond | San Francisco | Stamford | Tallahassee | Tampa | Tysons | Washington, D.C. | West Palm Beach

U.S. Securities and Exchange Commission Division of Corporation Finance May 16, 2024 Page 2
1.
We note that you are seeking to extend your termination date to December 8, 2024, a date which is approximately 38 months from your initial public offering. We also note that your securities are listed on the NYSE and that Section 102.06 of the NYSE Listed Company Manual requires that a special purpose acquisition company complete a business combination within three years of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to December 8, 2024, does not comply with this rule and revise to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE, and the consequences of any such suspension or delisting.

RESPONSE:

We have revised our risk factors on pages 16-17 and our disclosure on page 25 in response to the Staff’s comment.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

U.S. Securities and Exchange Commission Division of Corporation Finance May 16, 2024 Page 3
We believe the foregoing fairly responds to the Staff’s comment in its letter dated May 13, 2024. Please do not hesitate to contact me at 713-244-8221 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Douglas C. Lionberger

Douglas C. Lionberger
HOLLAND & KNIGHT LLP

cc:	Norberto Quintana, Holland & Knight LLP

Jorge de Pablo, Chief Executive Officer, Enphys Acquisition Corp.

Par Lindstrom, Chief Financial Officer, Enphys Acquisition Corp.